NEWS RELEASE

New York - AG	June 25, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Receives Construction Permits for Santo Niño and Navidad;
Advances Development Across the Santa Elena District

Infill drilling at Santo Niño and Navidad returns multiple significant silver and gold intercepts, including high-grade results from resource-conversion drilling.

Permits received for construction of the Santo Niño and Navidad portals.

Additional $12 million investment planned in 2026 to advance underground access and position Santo Niño for near-term mining.

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce positive infill drilling results from the Santo Niño and Navidad targets at its Santa Elena Silver/Gold Mine in Sonora, Mexico. The Company has also received the permits required to construct the Santo Niño and Navidad portals and plans to invest an additional $12 million in 2026 to advance underground access, portal construction, and development work intended to position Santo Niño for near-term mining.

"The continued advancement of Santo Niño and Navidad marks an important step in unlocking the next phase of growth at Santa Elena," stated Keith Neumeyer, CEO of First Majestic. "Infill drilling continues to return significant silver and gold intercepts at both targets. With construction permits now received for the Santo Niño and Navidad portals, and an additional $12 million investment planned in 2026, we are moving Santo Niño from discovery toward near-term mining readiness while continuing to advance Navidad, one of the most significant discoveries made at Santa Elena to date. Together, Santo Niño and Navidad are expected to become important contributors to the future mine plan and have the potential to materially extend Santa Elena's mine life."

2026 EXPLORATION HIGHLIGHTS

Santo Niño Vein System

To date, a total of 26,904 metres ("m") of drilling has been completed across 69 holes in 2026 at Santo Niño as part of the Company's ongoing resource-conversion and development-focused drilling program. Drilling at Santo Niño has focused primarily on infilling the current Inferred Mineral Resources to support potential conversion to Indicated Mineral Resources and to advance near-term mine planning. Results received to date include significant silver and gold intercepts that are overall better than modeled and confirm the presence of higher-grade mineralization in the western portion of the vein.

Navidad Vein System

To date, a total of 7,704 m of drilling has been completed across 10 holes at Navidad in 2026. Drilling has focused primarily on supporting potential conversion of Inferred Mineral Resources to Indicated Mineral Resources at the Winter vein which, based on its geometric configuration, is expected to play an important role early in the future mine schedule. Results received to date include high-grade silver and gold intercepts near the edge of the current Inferred Mineral Resource.

Figure 1: Santa Elena District Map Highlighting Santo Niño and Navidad Target Areas. Plan View.

KEY DRILLING HIGHLIGHTS

Table 1 presents a selection of significant silver and gold drill hole intercepts from the 2026 Santa Elena drilling program at Santo Niño and Navidad. The selected intercepts include results from resource-conversion drilling at the Santo Niño vein and the Winter vein at Navidad.

Table 1: Selection of Significant Drill Hole Intercepts from the Santa Elena 2026 Drill Program

Drillhole	Target	Significant Intercept
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Santo Niño Target
SE-26-84	Santo Niño Vein	229.35	234.15	3.68	252	8.46	886
SE-26-76	Santo Niño Vein	203.70	216.90	5.58	90	5.23	482
SE-26-65	Santo Niño Vein	197.35	204.05	5.80	111	4.04	414
SE-26-86	Santo Niño Vein	339.15	341.20	1.57	333	15.21	1474
SE-26-82	Santo Niño Vein	365.35	377.90	10.87	77	1.52	191
Navidad Target
EWUG-26-089	Winter Vein	562.65	565.30	2.49	359	23.59	2128
EWUG-26-091	Winter Vein	601.65	617.50	14.89	28	3.5	291
EWUG-26-088	Winter Vein	600.15	605.00	3.43	358	11.99	1257

Drilling remains ongoing at the Santo Niño and Navidad targets. At Santo Niño, drilling is being completed as part of a planned program of approximately 45,000 m in 2026. At Navidad, drilling is being completed as part of a planned program of approximately 17,000 m in 2026. The drilling is intended to increase data density, improve understanding of the mineralized volume, grade continuity, and vein geometry, and support potential conversion of Inferred Mineral Resources to Indicated Mineral Resources. This work is expected to strengthen geological confidence and support the basis for underground access design, mine planning, production scheduling, and economic evaluation.

Significant silver and gold mineralization intersected within the Santo Niño vein currently extends approximately 1,100 m along strike and 425 m down dip and the mineralization averages approximately 4.0 m in thickness ranging from 1.0 m to 16.0 m (Figure 2). Mineralized secondary veins and breccias in the hanging wall and/or footwall of the principal vein have also been identified in several drill holes and remain under investigation.

Figure 2: Santo Niño Vein Long Section Looking North with Significant Intercepts

Significant silver and gold mineralization intersected within the Winter vein currently extends approximately 1,000 m along strike and 350 m down dip, with true thickness ranging from 2.8 m to 4.4 m (Figure 3). The 2026 drilling continues to support evaluation of the Winter vein as a potentially important early mining area within the Navidad mineralized system.

Figure 3: Winter Vein Long Section Looking Northwest with Significant Intercepts

ADVANCING UNDERGROUND ACCESS TO SANTO NIÑO AND NAVIDAD

The Company is advancing Santo Niño and Navidad from resource definition toward underground development, supported by recently received portal construction permits and an additional $12 million investment planned for 2026. This next phase of work is expected to establish dedicated underground access to both areas, support decline and ramp development, and position higher-grade mineralization from Santo Niño and Navidad to contribute to the future Santa Elena district production profile.

A recently completed scoping-level study identified dedicated underground access as the preferred approach to advance the Santo Niño and Navidad mineral resources. At Santo Niño, the preferred access concept includes a dedicated portal, the Santo Niño portal, and an approximately 450 m haul road connecting the portal area to the existing Ermitaño haul road.

The study also indicates that development of an additional portal, the Navidad portal, located approximately 300 m from the Santa Elena processing facilities, together with ramp development from the lower levels of Ermitaño to provide secondary egress and ventilation, is expected to provide an efficient route to Navidad mineralization and support future haulage of mineralized material from the Navidad area (Figure 4).

Preliminary mining and processing schedules for the Santa Elena district resources indicate that higher-grade mineralization from Santo Niño and Navidad has a positive impact on production profiles, displacing lower-grade mineralization from other deposits.

The additional 2026 funding is planned to support construction of the Santo Niño and Navidad portals, advance hydrogeological studies, construct the haul road linking the Santo Niño portal to the Ermitaño haul road, complete approximately 800 m of decline development at Santo Niño, and complete an additional 1,300 m of development in the Ermitaño-to-Navidad ramp and from the Navidad portal.

Figure 4: Proposed Santo Niño and Navidad Portals and Access Development. Plan View (Top) and Orthogonal View Looking North-Northwest (Bottom)

Permitting

The Company has received the permits required for construction of the Santo Niño and Navidad portals, representing a key regulatory milestone in advancing toward underground development activities for the two mineral resources. With these permits now in hand, the Company plans to commence portal construction and related infrastructure work in the second half of 2026.

Summary of Significant Assay Results

A summary of significant assay results from exploration drilling completed at Santo Niño and Navidad during the first half of 2026 are provided in Table 2 and Table 3 below.

Table 2: Summary of Significant Silver and Gold Drill Hole Intercepts at Santo Niño

Drillhole	Target	Target Type	Significant Intercept
			From	To	True Width (m)	Au	Ag	AgEq
			(m)	(m)		(g/t)	(g/t)	(g/t)
SE-25-58	Santo Niño Vein	Resource addition	935.85	942.20	3.18	0.58	63	107
SE-25-61	Santo Niño Vein	Resource conversion	811.00	814.80	3.11	2.34	79	255
SE-26-62	Santo Niño Vein	Resource conversion	201.85	205.95	3.14	6.31	131	604
	Include	Resource conversion	203.35	203.85	0.38	27.85	477	2566
SE-26-63	Vein	Resource addition	467.20	468.75	1.10	3.51	63	326
	Santo Niño Vein	Resource conversion	478.55	480.10	1.19	3.74	172	452
SE-26-65	Santo Niño Vein	Resource conversion	197.35	204.05	5.80	4.04	111	414
	Include	Resource conversion	202.30	202.75	0.39	11.89	93	985
SE-26-66	Santo Niño Vein	Resource conversion	198.65	200.75	1.72	6.30	145	617
	Include	Resource conversion	199.45	200.25	0.66	10.83	291	1104
SE-26-67	Santo Niño Vein 1	Resource conversion	467.00	469.10	1.61	1.76	60	192
	Santo Niño Vein 2	Resource conversion	470.50	472.95	1.88	2.23	17	184
SE-26-68	Santo Niño Vein	Resource conversion	165.60	171.05	4.17	3.63	89	361
	Include	Resource conversion	167.25	167.80	0.42	10.84	111	924
SE-26-69	Santo Niño Vein 1	Resource conversion	127.05	131.85	3.68	2.96	32	254
	Include	Resource conversion	129.45	130.00	0.42	13.46	51	1061
	Santo Niño Vein 2	Resource conversion	132.80	134.20	1.07	1.01	30	106
	Breccia	Resource addition	192.65	197.45	3.39	4.39	72	401
	Include	Resource addition	193.20	193.55	0.25	19.74	78	1558
SE-26-70	Santo Niño Vein 1	Resource conversion	489.15	490.55	1.07	2.99	57	282
	Santo Niño Vein 2	Resource conversion	496.30	500.85	3.73	2.93	117	337
SE-26-71	Santo Niño Vein	Resource conversion	156.15	157.40	1.02	1.54	123	239
SE-26-73	Santo Niño Vein	Resource conversion	354.70	360.65	5.39	5.70	120	547
	Include	Resource conversion	356.75	357.75	0.91	14.09	307	1363
SE-26-74	Santo Niño Vein	Resource conversion	178.80	184.00	2.98	1.46	24	133
SE-26-76	Vein	Resource addition	150.30	152.55	1.59	2.73	7	212
	Santo Niño Vein	Resource conversion	203.70	216.90	5.58	5.23	90	482
	Include	Resource conversion	211.45	212.70	0.53	22.99	391	2116
SE-26-78	Santo Niño Vein	Resource conversion	374.00	380.60	5.06	3.92	59	353
SE-26-80	Santo Niño Vein 1	Resource conversion	223.90	226.90	2.30	0.75	44	100
	Santo Niño Vein 2	Resource conversion	232.05	238.00	4.87	3.21	102	342
	Santo Niño Vein 3	Resource conversion	239.75	241.30	1.27	0.91	112	180
	Santo Niño Vein 4	Resource conversion	244.05	249.20	4.67	0.86	86	150
SE-26-82	Santo Niño Vein	Resource conversion	365.35	377.90	10.87	1.52	77	191
SE-26-84	Santo Niño Vein 1	Resource conversion	220.55	227.75	5.52	2.13	48	208
	Santo Niño Vein 2	Resource conversion	229.35	234.15	3.68	8.46	252	886
	Include 1	Resource conversion	230.15	230.60	0.34	16.60	344	1589
	Include 2	Resource conversion	231.10	231.55	0.34	18.61	407	1803
	Include 3	Resource conversion	231.90	232.80	0.69	17.23	598	1891
SE-26-86	Santo Niño Vein 1	Resource conversion	335.10	337.00	1.46	6.07	91	546
	Include	Resource conversion	336.25	336.65	0.31	14.28	219	1290
	Santo Niño Vein 2	Resource conversion	339.15	341.20	1.57	15.21	333	1474
	Include	Resource conversion	340.80	341.20	0.31	75.63	1590	7262
SE-26-88	Santo Niño Vein	Resource conversion	287.50	291.45	2.54	2.18	43	206
SE-26-90	Santo Niño Vein	Resource conversion	160.55	162.50	1.25	1.79	79	213
SE-26-91	Santo Niño Vein	Resource conversion	316.55	318.35	1.16	11.52	183	1047
	Include	Resource conversion	317.00	317.45	0.29	37.78	453	3287
SE-26-92	Santo Niño Vein	Resource conversion	193.55	195.80	1.29	0.93	99	168
SE-26-93	Santo Niño Vein	Resource conversion	356.40	366.45	8.23	3.36	81	333
	Include	Resource conversion	357.95	358.65	0.57	22.91	287	2005
SE-26-94	Santo Niño Vein	Resource conversion	193.50	199.70	3.99	4.40	70	400
	Include	Resource conversion	197.50	198.20	0.45	16.89	191	1458
SE-26-95	Santo Niño Vein	Resource conversion	295.20	297.50	1.88	1.60	78	198
SE-26-97	Santo Niño Vein	Resource conversion	386.15	390.70	3.22	1.38	63	167
SE-26-99	Santo Niño Vein	Resource conversion	320.30	325.35	3.57	3.90	136	429
	Include	Resource conversion	321.80	322.35	0.39	15.19	148	1288
	Include	Resource conversion	324.15	324.45	0.21	7.12	1125	1660
SE-26-100	Vein	Resource addition	775.85	777.40	1.00	1.02	58	135
SE-26-102-A	Santo Niño Vein	Resource conversion	287.25	296.90	6.20	1.39	100	205
	Include	Resource conversion	290.60	291.10	0.32	10.92	436	1255
SE-26-103	Santo Niño Vein	Resource conversion	272.30	275.65	2.74	0.82	74	136
SE-26-104	Santo Niño Vein 1	Resource conversion	398.15	402.05	2.04	2.25	137	306
	Santo Niño Vein 2	Resource conversion	418.85	420.10	1.02	0.65	73	121
SE-26-105	Santo Niño Vein 1	Resource conversion	299.60	301.55	1.38	1.89	33	175
	Santo Niño Vein 2	Resource conversion	310.80	313.30	1.06	1.44	8	116
SE-26-106	Santo Niño Vein	Resource conversion	335.45	336.95	1.15	1.91	31	174
SE-26-108	Santo Niño Vein	Resource conversion	415.20	416.80	1.13	1.25	109	203
SE-26-113	Santo Niño Vein 1	Resource conversion	392.40	394.05	1.06	4.03	112	414
	Santo Niño Vein 2	Resource conversion	397.50	400.85	2.15	2.27	42	212
SE-26-114	Santo Niño Vein	Resource conversion	127.40	130.15	1.94	0.90	125	192

Table 3: Summary of Significant Silver and Gold Drill Hole Intercepts at Navidad

Drillhole	Target	Target Type	Significant Intercept
			From	To	True Width (m)	Au	Ag	AgEq
			(m)	(m)		(g/t)	(g/t)	(g/t)
EWUG-26-087	Winter Vein	Resource conversion	617.50	619.00	1.30	1.48	26	137
EWUG-26-088	Winter Vein	Resource conversion	600.15	605.00	3.43	11.99	358	1257
	Include 1	Resource conversion	600.15	601.05	0.64	34.28	773	3345
	Include 2	Resource conversion	601.35	602.05	0.49	26.05	584	2538
	San Nicolas Vein	Resource addition	732.45	736.70	2.73	3.14	73	308
EWUG-26-089	Winter Vein	Resource conversion	562.65	565.30	2.49	23.59	359	2128
EWUG-26-091	Winter Vein	Resource conversion	601.65	617.50	14.89	3.50	28	291
	Include 1	Resource conversion	603.00	603.35	0.33	11.70	88	966
	Include 2	Resource conversion	605.35	605.75	0.38	10.20	77	843
	Include 3	Resource conversion	607.50	608.00	0.47	10.32	49	823

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 75].
  From and To length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Significant silver and gold drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 90 g/t AgEq minimum grade (Cut-off-Grade, "COG") for Santo Niño, and 110 g/t AgEq minimum grade for Navidad; minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >70g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

DATA VERIFICATION

First Majestic's drilling programs follow established Quality Assurance, Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis, and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017) and to the First Majestic Central laboratory (Central laboratory) (ISO 9001:2015). At SGS, gold is analyzed by 50 g fire assay atomic absorption finish (GE-FAA50V5). Results above 10 g/t gold are analyzed by 50 g fire assay gravimetric finish (GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 50 g fire assay gravimetric finish (GO-FAG57V). At Central laboratory, gold is analyzed by 30g fire assay atomic absorption finish (AU-AA13). Results above 10 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-acid digestion atomic absorption finish (AAG-13). Results above 100 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14, ASAG-13).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice-President, Exploration & Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine),  the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins, and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Forward-looking statements in this news release include but are not limited to statements with respect to: the Company's plans to invest an additional $12 million in 2026 to advance underground access, portal construction, and development work to position Santo Niño for near-term mining; the Company's expectations regarding the impact of the Santo Niño and Navidad vein systems on the future mine plans at Santa Elena; and the Company's planned drilling programs for Santo Niño and Navidad for 2026 and the results of such programs. These statements are not based on a pre-feasibility level study of Mineral Reserves that demonstrate the economic and technical viability of Santo Niño and Navidad. There is increased uncertainty related to the economics of mining Santo Niño and Navidad and increased technical risks of failure associated with a decision to initiate production from these areas prior to completing a pre-feasibility level study. The statements made relating to initiating mining at Santo Niño and Navidad are not based on a current technical report. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes; general economic conditions including inflation risks; labour relations; relations with local communities; changes in national or local governments; exchange rate fluctuations; environmental risks; requirements for additional capital; outcomes of pending litigation; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations as well as those factors discussed in the section entitled "Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth from Santa Elena

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
SE-25-58	582185	3320633	832	190	-58	982	Core
SE-25-61	581832	3320637	793	170	-47	878.1	Core
SE-26-62	581177	3320194	770	210	-52.4	250	Core
SE-26-63	581511	3320381	837	192	-43.62	516	Core
SE-26-65	581178	3320194	770	195	-52.71	255	Core
SE-26-66	581179	3320194	770	180	-51.65	224	Core
SE-26-67	581511	3320382	837	201	-43.61	513	Core
SE-26-68	581097	3320166	771	201	-64.96	216	Core
SE-26-69	581097	3320165	771	196	-49.03	273	Core
SE-26-70	581511	3320382	837	187	-47.44	530	Core
SE-26-71	581096	3320166	771	217	-56.95	350	Core
SE-26-73	581305	3320294	814	181	-46.84	387	Core
SE-26-74	581097	3320166	771	238	-57.64	261	Core
SE-26-76	581097	3320167	771	247	-63.94	312	Core
SE-26-78	581305	3320295	813	177	-51.37	417	Core
SE-26-80	581180	3320195	770	207	-60.82	309	Core
SE-26-82	581305	3320295	814	186	-51.67	423	Core
SE-26-84	581179	3320195	770	226	-56.38	294	Core
SE-26-86	581304	3320295	814	202	-44.86	381	Core
SE-26-88	581439	3320175	820	199	-58.8	321	Core
SE-26-90	581264	3320128	778	198	-54.21	193.8	Core
SE-26-91	581439	3320175	820	204	-63.47	348	Core
SE-26-92	581265	3320128	778	199	-63.9	233	Core
SE-26-93	581306	3320295	814	197	-48.24	392	Core
SE-26-94	581267	3320128	778	173	-63.73	255	Core
SE-26-95	581438	3320175	820	214	-54.6	333	Core
SE-26-97	581306	3320296	814	208	-55.07	420	Core
SE-26-99	581438	3320175	820	219	-57.65	372	Core
SE-26-100	582044	3320613	814	183	-57.34	1000	Core
SE-26-102-A	580972	3320358	748	190	-43.06	339	Core
SE-26-103	581440	3320175	820	180	-55.73	387	Core
SE-26-104	581306	3320296	814	209	-59.86	462	Core
SE-26-105	581440	3320175	820	171	-60.35	393	Core
SE-26-106	581440	3320175	820	165	-65.9	399	Core
SE-26-108	581307	3320296	814	196	-59.51	459	Core
SE-26-113	581307	3320295	814	188	-56.79	444	Core
SE-26-114	581293	3320075	777	180	-57.6	207	Core
EWUG-26-087	583615	3319502	579	176	65	681	Core
EWUG-26-088	583615	3319502	579	191	64	789	Core
EWUG-26-089	583615	3319502	579	190	58	879	Core
EWUG-26-091	583614	3319502	579	203	52	660	Core

Notes:

  All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 12 (metres) as the reference system.